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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON FILES UPDATED SILVER CITY TECHNICAL REPORT

Toronto, Ontario – July 18, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the filing of an updated independent technical report for the Silver City Project in Saxony Germany, which has been prepared in accordance with National Instrument 43-101 (the “Technical Report”). A copy of the Technical Report is available on both SEDAR at www.sedar.com and the Company’s website at www.excellonresources.com.

Recommendations from the Technical Report

The author of the Technical Report, Mr. Michael J. Robertson, Pr.Sci.Nat (400005/92); MAusIMM (316078), of the independent consulting firm The MSA Group (Pty) Ltd., has concluded that the Company’s proposed work program, outlined below, is appropriate for the Silver City Project. The main components of the program are:

●	Step-out diamond drilling at Bräunsdorf to assess the extent and nature of mineralization below workings of the historical Neue Hoffnung Gottes Mine.

●	Step-out diamond drilling at Grauer Wolf and Reichenbach to confirm the continuity of the known mineralization along the strike and towards depth.

●	Step-out diamond drilling at Großvoigtsberg to confirm continuity of the known mineralization along the strike and towards depth, particularly in the areas where rich ore shoots were documented during historical mining.

●	Drill testing of magnetic lineaments and inferred geological contacts near Grauer Wolf and Reichenbach.

●	Drill testing of magnetic lineaments and inferred geological contacts at Obergruna where historical mapping indicates the presence of mineralized veins.

●	Fence drilling at Langhennersdorf to test soil anomalies.

●	Test continuation of high-grade ore shoot below Erzengel Michael Mine at Mohorn Licence

●	Drill test extensions of the vein below Friedrich August mine at Frauenstein

●	Drill test mineralization below and along strike of Bergmännische Hoffnung mine at Oederan

●	An airborne magnetic survey in selected areas to complement the dataset that was obtained during the earlier surveys.

●	High-resolution resistivity and chargeability surveys on selected targets including orientation study in the area of known mineralization.

●	Rock magnetic susceptibility study on available drill core for all target areas and all encountered lithologies to support the interpretation of available and future magnetic survey data.

●	Pending the results from the 2021/2022 soil sampling, extend the soil geochemical sampling program within the Project area.

●	Soil geochemical sampling on three lines on the Frauenstein licence.

●	Further structural analysis to improve understanding of the controls on mineralization and the implications for exploration targeting.

●	Archive work, digitizing and georeferencing historical mine plans.

●	Regional exploration work on the rest of the Silver City Project.

Qualified Person

Jorge Ortega, P.Geo., Vice President Exploration, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Jorge Ortega, Vice President Exploration

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 19, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer